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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
CryptoLogic Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
228906103 (CUSIP Number)

Adam Abramson
Strategic Capital Partners, Inc.
1303 Yonge Street, Suite 101
Toronto, Ontario, Canada
M4T 2Y9
(416) 867-9771
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 4, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No.            228906103

1.	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) 1340649 Ontario Limited I.R.S. Identification No.—Not Applicable

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:		7.	Sole voting power 0

		8.	Shared voting power 6,700

		9.	Sole dispositive power 0

		10.	Shared dispositive power 6,700

11.	Aggregate amount beneficially owned by each reporting person 841,811*

12.	Check if the aggregate amount in Row (11) excludes certain shares
☐

13.	Percent of class represented by amount in Row (11) 6.9%*

14.	Type of reporting person HC

* See Item 5

CUSIP No.            228906103

1.	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Strategic Advisors Corp. I.R.S. Identification No.—Not Applicable

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:		7.	Sole voting power 464,975

		8.	Shared voting power 0

		9.	Sole dispositive power 464,975

		10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 841,811*

12.	Check if the aggregate amount in Row (11) excludes certain shares
☐

13.	Percent of class represented by amount in Row (11) 6.9%*

14.	Type of reporting person IA

* See Item 5

CUSIP No.            228906103

1.	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Strategic Capital Partners Inc. I.R.S. Identification No.—Not Applicable

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:		7.	Sole voting power 355,886

		8.	Shared voting power 0

		9.	Sole dispositive power 355,886

		10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 841,811*

12.	Check if the aggregate amount in Row (11) excludes certain shares
☐

13.	Percent of class represented by amount in Row (11) 6.9%*

14.	Type of reporting person BD

* See Item 5

CUSIP No.            228906103

1.	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Randall Abramson I.R.S. Identification No.—Not Applicable

2.	Check the appropriate box if a member of a group			(a) ☒
(b) ☐

3.	SEC use only

4.	Source of funds PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:		7.	Sole voting power 14,250

		8.	Shared voting power 6,700

		9.	Sole dispositive power 14,250

		10.	Shared dispositive power 6,700

11.	Aggregate amount beneficially owned by each reporting person 841,811*

12.	Check if the aggregate amount in Row (11) excludes certain shares
☐

13.	Percent of class represented by amount in Row (11) 6.9%*

14.	Type of reporting person HC

* See Item 5

Item 1. Security and Issuer

        This Amendment 2 to Schedule 13D amends the Schedule 13D dated August 1, 2003. Capitalized terms used in this Amendment are defined in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

  (a)
  Since Abramson, Holdco, SAC and SCPI comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on November 4, 2003, each Reporting Person's beneficial ownership of Common Stock was 841,811 shares. Of this amount, 14,250 shares of Common Stock are held by Abramson directly (including 775 shares owned by Abramson's spouse, Elissa Strom); 6,700 shares of Common Stock are held by Holdco directly; 355,886 shares of Common Stock are owned by advisory clients of SCPI and held in accounts managed by SCPI and 464,975 shares of Common Stock are owned by advisory clients of SAC and held in accounts managed by SAC.

  (b)
  The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on November 4, 2003. Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco. Holdco exercises shared voting and dispositive power over shares held by it. SAC exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. SCPI exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in CryptoLogic Inc.'s annual report on Form 20-F for the year ended December 31, 2002.

  (c)
  Except for the transaction to which this Amendment 2 to Schedule 13D relates, no transactions with respect to the Common Stock have been effected since the filing of the Amendment 1 to Schedule 13D by the Reporting Persons (exclusive of transactions by officers and directors—see schedule 1). Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction, (2) the identity of the Reporting Person that effected the transaction, (3) whether the transaction was a purchase or sale of Common Stock, (4) the amount of Common Stock involved, and (5) the average price per share of Common Stock (reported in Canadian dollars). In each case, the transaction was executed on the facilities of the Toronto Stock Exchange or the Nasdaq national market system.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated August 1, 2003, by and between Holdco, SAC, SCPI and Abramson. (previously filed)

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date November 5, 2003
1340649 Ontario Limited
/s/ RANDALL ABRAMSON Randall Abramson Chief Executive Officer
Strategic Advisors Corp.
/s/ RANDALL ABRAMSON Randall Abramson Chief Executive Officer
Strategic Capital Partners Inc.
/s/ RANDALL ABRAMSON Randall Abramson Vice President
/s/ RANDALL ABRAMSON Randall Abramson

Schedule 1

INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
OFFICERS OF REPORTING PERSONS

        The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of CryptoLogic Inc. as indicated in the table below. The shares described below are and not included in the beneficial ownership of CryptoLogic Inc. common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

Name:	Relationship to Reporting Person:		Beneficial Ownership:
Adam Lyle Abramson	SAC:	Director, Vice-President and Analyst	1,300	(1)
	SCPI:	Director, Vice-President and Analyst
Herbert Abramson	SAC:	Chairman of the Board of Directors; Portfolio Manager	—
	SCPI:	Director, Portfolio Manager, President and Chief Executive Officer
Martin Gerald Braun	SAC:	Director, President and Portfolio Manager	1,150
Donald Hugh Carlisle	SAC:	Vice-President and Portfolio Manager	39,950	(2)
William Richard Hermon	Holdco:	Director and Vice-President	3,020
	SCPI:	Portfolio Manager and Branch Manager
William John Moore	SAC:	Vice-President and Portfolio Manager	—

(1)
Includes 675 shares held by Mr. Abramson's spouse, Bonnie Goldberg.

(2)
Includes 600 shares held by Mr. Carlisle's spouse, Janice Carlisle; 12,500 shares held by the Donald Cook Carlisle Family Trust, of which Mr. Carlisle is a beneficiary and trustee; and 3,300 shares held by 1051937 Ontario Limited, a company controlled by Mr. Carlisle.

        The business address for Mr. Herbert Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6. The business address for Mr. Adam Abramson, Mr. Braun, Mr. Carlisle and Mr. Moore is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.

Schedule 2

        CryptoLogic Inc. Transaction History for 1346049 Ontario Limited, Randall Abramson, and Strategic Advisors Corp. (SAC) and Strategic Capital Partners Inc. (SCPI) on behalf of their respective managed accounts

Transaction Date	Reporting Person	Buy/Sell	Number of Shares	Average Transaction Price (C$)
November 4, 2003	SAC/SCPI	Sell	30,100	14.8366
October 31, 2003	SAC/SCPI	Sell	5,950	14.8965
October 30, 2003	SAC/SCPI	Sell	3,250	14.8554
October 29, 2003	SAC/SCPI	Sell	15,000	14.4322
October 28, 2003	SAC/SCPI	Sell	8,000	14.3385
October 27, 2003	SAC/SCPI	Sell	800	14.4550
October 20, 2003	SAC/SCPI	Sell	100	14.5650
October 15, 2003	SAC/SCPI	Buy	200	14.5000
October 15, 2003	SAC/SCPI	Sell	2,000	15.1028
October 14, 2003	SAC/SCPI	Sell	8,300	15.5610
October 10, 2003	SAC/SCPI	Sell	10,000	15.2707
October 8, 2003	SAC/SCPI	Sell	400	13.7125
September 26, 2003	SAC/SCPI	Buy	2,700	11.9904
September 24, 2003	SAC/SCPI	Sell	17,200	13.1753
September 19, 2003	SAC/SCPI	Sell	43,600	13.3297
September 16, 2003	SAC/SCPI	Sell	600	14.3500
September 15, 2003	SAC/SCPI	Sell	8,000	14.6706

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  Item 1. Security and Issuer
  Item 5. Interest in Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES
  Schedule 1
INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
Schedule 2